UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2014

REYNOLDS AMERICAN INC.

(Exact Name of Registrant as Specified in Charter)

North Carolina	1-32258	20-0546644
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

401 North Main Street

Winston-Salem, North Carolina 27101

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: 336-741-2000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

As previously reported in the Current Report on Form 8-K filed by Reynolds American Inc. (“RAI”) on October 15, 2013 (the “Prior 8-K”), on October 8, 2013, RAI entered into a Credit Agreement with JPMorgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, Credit Suisse AG, Cayman Islands Branch, Fifth Third Bank, Goldman Sachs Bank USA, Mizuho Bank, Ltd., Royal Bank of Canada and The Bank of Nova Scotia, as Documentation Agents, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA), LLC, Fifth Third Bank, Goldman Sachs Bank USA, Mizuho Bank, Ltd., RBC Capital Markets and The Bank of Nova Scotia as Joint Lead Arrangers and Joint Bookrunners, and various other lending institutions party thereto (the “Credit Agreement”). The Credit Agreement provides for a four-year, $1.35 billion senior unsecured revolving credit facility. RAI’s obligations under the Credit Agreement are guaranteed by certain of RAI’s subsidiaries, including its Material Subsidiaries (as defined in the Credit Agreement).

On August 7, 2014, RAI entered into the First Amendment to Credit Agreement (the “First Amendment”) with the other parties to the Credit Agreement, providing for the amendment of certain provisions of the Credit Agreement as more particularly described below.

Subject to the satisfaction of certain conditions precedent as set forth therein, including the payment of an amendment fee described therein, the First Amendment, among other things: (i) amends the consolidated leverage ratio covenant in Section 6.04(a) of the Credit Agreement to increase such level from 3.00 to 1.00 to 4.50 to 1.00 (and to provide for certain subsequent incremental decreases in such new level at and during the times specified in the First Amendment), with the initial increase taking effect on the last day of RAI’s fiscal quarter in which the closing occurs of the previously reported proposed merger (the “Merger”) of Lantern Acquisition Co., a Delaware corporation and a wholly owned subsidiary of RAI, with and into Lorillard, Inc., a Delaware corporation (“Lorillard”), with Lorillard surviving as a wholly owned subsidiary of RAI, pursuant to that certain Agreement and Plan of Merger dated as of July 15, 2014 (the “Merger Agreement”); (ii) amends and restates the definition of Consolidated EBITDA, which term is used in the calculation of the consolidated interest coverage ratio and consolidated leverage ratio financial covenants contained in the Credit Agreement; (iii) adds certain new defined terms to the Credit Agreement; and (iv) amends the restrictive covenants relating to fundamental changes, restricted payments, transactions with affiliates, restrictive agreements and subsidiary indebtedness in Sections 6.03, 6.05, 6.06, 6.07 and 6.08, respectively, of the Credit Agreement by providing for one or more additional exceptions to such covenants. The First Amendment accommodates or permits the proposed Merger and the transactions related thereto (the “Proposed Transactions”), including the previously reported proposed: (A) 364-day senior unsecured term loan bridge facility in an aggregate principal amount of up to $9 billion that may be provided, subject to certain conditions, to RAI by certain financial institutions for the purpose of financing part of the cash portion of the Merger consideration, and fees and expenses in connection with the transactions contemplated by the Merger Agreement (the “Bridge Facility”); (B) disposition of certain assets of RAI’s and Lorillard’s subsidiaries, related to certain cigarette and e-cigarette brands, to a subsidiary of Imperial Tobacco Group PLC (“Imperial”); and (C) subscription by British American Tobacco p.l.c. (“BAT”) for such number of shares of RAI common stock that will enable it to maintain its 42% ownership interest in RAI immediately following completion of the Merger.

The various agents under the Credit Agreement, as amended, or their affiliates, are lenders under such agreement. In addition, certain of these agents and lenders, or their affiliates, have from time to time performed, and may in the future perform, various investment banking, financial advisory, commercial banking, transfer agent and/or other services for RAI for which they have been paid, or will be paid, customary fees. Without limitation, two of the agents under the Credit Agreement, or their affiliates, have entered into a commitment letter with RAI to provide the Bridge Facility, as previously reported.

The foregoing description of the First Amendment does not purport to be a complete description of its terms and is qualified in all respects by reference to the complete text of the First Amendment, a copy of which is being filed as Exhibit 10.1 hereto and is incorporated into this Item 1.01 by reference. The Credit Agreement and the subsidiary guaranty related thereto are summarized in more detail in the Prior 8-K, are filed as Exhibits 10.1 and 10.2, respectively, to the Prior 8-K, and are incorporated herein by reference. The summaries of the provisions of such exhibits in the Prior 8-K are also qualified in their entirety by reference to such exhibits.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

The disclosure under Item 1.01 of this Current Report on Form 8-K is hereby incorporated by reference in response to this Item 2.03.

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Cautionary Statement Regarding Forward-Looking Statements

Statements included in this Current Report that are not historical in nature, including any statements related to the expected timing, completion and effects of the Proposed Transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this Current Report, statements that are not historical facts are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the Proposed Transactions to be consummated or, if consummated, could result in an adverse effect on the results of operations, cash flows and financial position of RAI, are the following: the failure to obtain necessary shareholder approvals for the Proposed Transactions; the failure to obtain necessary regulatory or other approvals for the Proposed Transactions; the failure to satisfy required closing conditions or consummate the Proposed Transactions in a timely manner; the occurrence of any event giving rise to the right of a party to terminate a Proposed Transaction; the obligation to consummate the Proposed Transactions even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to RAI than its current commitments, due to the absence of a financing condition in connection with the Merger; the possibility of selling the brands and other assets currently expected to be divested or which otherwise might be divested on terms less favorable than the proposed disposition to Imperial, due to the absence of a condition in connection with the Merger that the Imperial transaction be consummated; the obligation to consummate the Proposed Transactions even if there are adverse governmental developments with respect to menthol in cigarettes; the possibility of management distraction as a result of the Proposed Transactions; the failure to realize projected synergies and other benefits from the Proposed Transactions; RAI’s obligations to indemnify Imperial for specified matters and to retain certain liabilities related to the divested brands and other assets; the effect of the announcement of the Proposed Transactions on the ability to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on operating results and businesses generally; and the other risks and uncertainties disclosed in RAI’s filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, RAI is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

RAI will file with the SEC a registration statement on Form S-4 that will include the Joint Proxy Statement of RAI and Lorillard that also constitutes a prospectus of RAI. RAI and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the Merger and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RAI, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI by contacting RAI Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at RAI’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This Current Report is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Merger, the proposed issuance of RAI common stock to BAT or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

RAI and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of RAI and stockholders of Lorillard in respect of the Merger and related transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of RAI and stockholders of Lorillard in connection with the Merger and related transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding RAI’s directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1	First Amendment to Credit Agreement dated as of August 7, 2014 among Reynolds American Inc., as Borrower, and the agents and lending institutions party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 11, 2014

REYNOLDS AMERICAN INC.

By:	/s/ McDara P. Folan, III
Name:	McDara P. Folan, III
Title:	Senior Vice President, Deputy General Counsel and Secretary

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